As filed with the Securities and Exchange Commission on November 8, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

HYPERSPACE COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-1577562 (I.R.S. Employer Identification Number)

John P. Yeros, Chairman

906 E. Karcher Road

Nampa, ID 83687

(208) 893-3434

(Name, address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices and agent for service)

Copies to:

Patrick Simpson, Esq.

Sonny Allison, Esq.

Perkins Coie LLP

1899 Wynkoop Street, Suite 700

Denver, Colorado 80202

(303) 291-2300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	5,969,996	$1.38 (2)	$8,238,594	$882
Common Stock, no par value, underlying warrants (3)	1,330,524	5.50	7,317,882	783
Common Stock, no par value, underlying warrants (3)	200,000	3.00	600,000	64
Common Stock, no par value, underlying warrants (3)	7,909,345	1.10	8,700,278	931
Common Stock, no par value, underlying convertible debentures (3)	19,105,226	0.75	14,328,913	1,533
Common Stock, no par value, underlying convertible notes (3)	214,499	3.00	643,497	69

			$39,829,164	$4,262

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers additional shares of common stock that may be issued as a result of stock splits, stock dividends or similar events.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the common stock of HyperSpace Communications, Inc. on November 3, 2006, as reported on the American Stock Exchange.

(3)	Such shares are being registered for resale from time to time by certain selling shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2006

34,729,590 SHARES COMMON STOCK

HYPERSPACE COMMUNICATIONS, INC.

This prospectus relates to the public offering of up to 34,729,590 shares of our common stock, 28,759,594 of which are to be issued upon the exercise of outstanding warrants and conversion of outstanding debentures and notes by the selling shareholders identified beginning on page 20 of this prospectus.

We may receive proceeds from the exercise of warrants, but the warrants contain net exercise provisions that allow the holder to forgo some of the shares that would otherwise be received in order to pay the exercise price, so it’s unlikely that we will receive any cash proceeds from the exercised of warrants. We would be relieved of certain indebtedness if convertible debentures or convertible notes are converted into shares of our common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. The selling shareholders will bear all sales commissions and similar expenses. All other expenses in connection with this registration will be borne by us.

The selling shareholders may sell the shares of common stock offered by this prospectus at prices determined by the prevailing market prices for the common stock or in negotiated transactions. The selling shareholders may also sell the shares to or with the assistance of broker-dealers. The selling shareholders will determine when they will sell their shares and in certain cases securities laws and SEC regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.

Our common stock is traded on the American Stock Exchange under the symbol “HCO”. On November 6, 2006 the last reported sale price of the common stock was $1.44 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 8, 2006

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
NOTE REGARDING FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our securities. You should read the following summary together with the more detailed information regarding our company, the securities being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

Unless the context indicates otherwise, all references in this prospectus to “we”, “our”, “us”, or the “company” refer on a consolidated basis to HyperSpace Communications, Inc. and to its wholly-owned subsidiaries, including MPC Computers, LLC, which we acquired through a merger in July of 2005.

Overview

We formed in 2001 as a Colorado-based software company and completed an initial public offering in October 2004. In July of 2005, we acquired MPC Computers, LLC, or MPC, which is now our wholly-owned subsidiary. As a result of the MPC acquisition, the size and nature of our business and our sales and marketing strategy has changed significantly from the time of our initial public offering. In fiscal 2004, our net sales were approximately $458,000 and MPC’s net sales were approximately $428 million. In fiscal 2005, our net sales, as a combined company, were approximately $367 million.

We provide computing solutions to customers in the federal, state and local government, education and mid-market enterprise markets. We offer a broad range of customized computing products and services, including hardware, software and related support services. We manufacture and market ClientPro® desktop and TransPort® notebook personal computers, or PCs, NetFRAME® servers and DataFRAME™ storage solutions. Our suite of services includes both PC-related support (technical support, parts replacement, infrastructure deployment and recycling) as well as information technology (IT) consultative services such as security assessments. In addition to manufacturing PCs, servers and storage devices, we fulfill our customers’ requirements for third party products, including peripherals and software solutions.

We focus on the federal, state and local government and education, collectively called the public sector, and mid-market enterprises. This focus enables us to tailor our operating model to better support the needs of these customers for customized products, services and programs. Within the federal government market, we sell directly to government agencies and are among the top five PC hardware manufacturers supplying its products to the federal government in terms of government spending, according to statistics compiled by the U.S. General Services Administration, or GSA. We also sell directly to mid-market enterprises. In order to expand its market penetration in the state local and education, or SLE, market and mid-market enterprise market, MPC acquired, during 2003, the End User division of Omni Tech Corporation, a PC supplier and IT consultative services company focused on these markets.

We use a build-to-order manufacturing process we believe is an efficient means to provide customized computing solutions. Furthermore, we currently customize a majority of our product shipments to the public sector by including non-standard, customer-specific software or components. This allows us to differentiate our products by providing customization and PC-related services and support that assists our customers’ IT departments and reduces the costs of deployment and on-going maintenance of our computing infrastructures. We believe these efficiencies enable our customers to lower the total cost of ownership of their IT investment. Currently, we are focusing on a number of initiatives, including increasing the liquidity of our business, capitalizing on and expanding our growth in higher margin server and storage products, diversification away from our traditional reliance on desktop and laptop sales, and increasing utilization of our factory by providing build to order capabilities through contract manufacturing services for other parties.

In addition to our increased focus on server and storage products, we launched a new division called DirectCM™, or DCM, to provide custom manufacturing and distribution services for PC desktops, notebooks and servers to regional original equipment manufacturers (OEMs), systems integrators and value-added resellers (VARs). However, this initiative has not been successful to date and we may not be successful with this initiative in the future.

Prior to our acquisition of MPC, our primary products consisted of our HyperWeb™ and HyperTunnel™ software. These software products address real-time application acceleration and improved business communications over wired and wireless networks. Despite investments in sales and additional product enhancements before and after our initial public offering, our software products have not been commercially successful. MPC has attempted to sell these software products, but there have not been any significant sales to date. In November 2005, we decided to suspend further R&D expenditures on these software products, and we do not expect significant sales of these products in the future.

We face significant constraints with regard to liquidity and working capital. In December 2005 and January and February 2006, holders of certain HyperSpace warrants exercised those warrants and purchased from HyperSpace an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. In September and October 2006 we completed two private placements of convertible debentures and warrants that resulted in gross proceeds to us before expenses and commissions of $9,486,250. The proceeds of the warrant exercise and the convertible debenture offerings are for working capital and other corporate purposes, and have been utilized in part to satisfy outstanding obligations to suppliers and creditors. However, the proceeds are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources.

Company Information

We are a Colorado corporation with principal offices at 906 E. Karcher Road, Nampa, ID 83687. We may also be reached at (208) 893-3434 and are on the Internet at www.ehyperspace.com.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public over the internet from the SEC’s web site at www.sec.gov, or our web site at www.ehyperspace.com .

The Offering

Securities offered	Up to 34,729,590 shares of common stock.
Use of Proceeds	Any cash proceeds from the exercise of warrants will be used for general corporate purposes. We will not receive any of the proceeds of sales of common stock by the selling shareholders.
American Stock Exchange symbol	HCO

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors, and other information included in or incorporated by reference into this prospectus, including our financial statements and the related notes thereto. Described below are the principal risks that we expect to face, however they are not the only risks we may face. Additional risks and uncertainties that we do not presently know about, or have not yet identified, may also adversely affect our business. Our business, operating results and financial condition could be seriously harmed and you could lose your entire investment by the occurrence of any of the following risks, or by unforeseen risks not listed below.

Risks Relating to Our Company

Our liquidity and working capital constraints has caused us to receive a going concern opinion from our independent auditors and could negatively affect our business and results of operation, or could result in bankruptcy.

Since late 2004, MPC operated with limited borrowing availability under its former credit facility, and, even after MPC entered into a new credit facility with Wachovia Capital Finance Corporation (Western) in July 2005 (which has subsequently been amended), we continue to operate with limited borrowing availability. Our liquidity under the credit facility depends on the timing of shipment of sales orders, collections of accounts receivable, operating margins obtained on sales, and borrowing availability. The credit facility is a secured, asset-based revolving facility providing for loan advances and standby letters of credit. The availability of funding under the credit facility is determined by a borrowing base calculation based on our eligible receivables and inventory. Payment of all of our accounts receivable passes through lockboxes controlled by the lender, and it releases funds to us on a daily basis only up to the amount of remaining borrowing availability. On a daily basis, we have in recent periods often borrowed at or near the maximum amount available under our credit facility and believe that trend will continue for the foreseeable future, particularly in light of the reduction in our line of credit. Recently, it became necessary to enter into an amendment to the credit facility that, among other things, reduced the maximum credit available under the credit facility.

Due to our liquidity constraints, our external independent auditors issued a report containing a going concern qualification for the year ended December 31, 2005 in their audit report dated March 20, 2006. We are exploring alternatives to increase our liquidity and ability to fund working capital, including the possibility of securing additional liquidity from alternate financing sources. In December 2005, and January and February 2006, holders of warrants issued in connection with the acquisition of MPC transferred such warrants to various other individuals and entities who then exercised those warrants and purchased from us an aggregate of 4,193,267 shares of common stock at a price of $3.00 per share, for gross proceeds before expenses and commissions of $12,579,801. In September and October 2006 we completed two private placements of convertible debentures and warrants that resulted in gross proceeds to us before expenses and commissions of $9,486,250. The proceeds of the warrant exercise and the convertible debenture offerings were for working capital and other corporate purposes, and have been utilized mostly to satisfy outstanding obligations to suppliers and creditors. The proceeds of the warrant exercise and the convertible debenture offerings are not sufficient to fully address our liquidity constraints, and we are continuing to pursue additional financing sources.

If we are unable to obtain additional liquidity from third party financing sources, it will be difficult for us to reach profitability or execute on our business plan without continued concessions from our creditors, which they may not be willing to provide. Continuing liquidity constraints will negatively affect our business and results of operations. In particular, our liquidity constraints will impact our ability to obtain components from suppliers, our ability to retain customers and customer contracts, our ability to satisfy obligations and to sell additional product, our ability to retain key employees and our ability to fund capital expenditures or execute our business strategies, or could result in bankruptcy. Any additional secured debt funding must be approved by our senior lender (Wachovia) and possibly by holders of our convertible debentures and such approval may not be forthcoming.

We have failed to satisfy an AMEX listing requirement and may be delisted from the AMEX

On April 14, 2006, we received a notice from the American Stock Exchange (“AMEX”) that we have failed to satisfy a continued listing rule. The notice was based on AMEX’s review of our Form 10-KSB for the fiscal year ended

December 31, 2005, which included an audit opinion containing a going-concern qualification. The notice states that we are not in compliance with the AMEX Company Guide in that we have sustained losses which are so substantial in relation to our overall operations or our existing financial resources, or our financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether we will be able to continue operations and/or meet our obligations as they mature. As required by the AMEX notice, we submitted a plan advising the action we have taken, or will take, that will bring us into compliance with the listing standards. On June 15, 2006, we announced that the AMEX accepted our plan for regaining compliance with the continued listing standards and granted until June 30, 2006, to regain compliance with continued listing standards. We did not meet all of the continued listing standards by the target date of June 30, 2006, and have requested an extension but we have not yet received a response from the AMEX. We continue to communicate regularly with the AMEX staff regarding our progress. Our ability to regain compliance with the continued listing standards will be substantially dependent on our ability to complete additional financing initiatives, of which there is no assurance. There can be no assurance that we will be able to continue our listing on the AMEX, or that AMEX will grant our request for an additional extension. If we are unable to continue our listing on the AMEX, the value of your investment could be substantially reduced.

If we default on our outstanding secured debt, our lender could exercise several remedies and our assets will be subject to foreclosure.

MPC is party to a Loan and Security Agreement, dated July 8, 2005, by and among Wachovia Capital Finance Corporation (Western) (“Wachovia”) and MPC, MPC-G, LLC, MPC Solutions Sales, LLC and GTG PC Holdings, LLC as guarantor (as amended, the “Loan Agreement”). HyperSpace is a guarantor of the Loan Agreement. MPC has defaulted on its EBITDA financial covenants in each of the last two fiscal quarters.

On March 24, 2006, MPC, MPC-G, LLC, MPC Solutions Sales, LLC and GTG PC Holdings, LLC, and Wachovia have entered into an amendment to the Loan Agreement. Among other things, the Amendment: (1) Reduces the maximum credit under the Loan Agreement from $60,000,000 to $25,000,000; (2) increases the interest rate from one-half percent per annum in excess of the Prime Rate to two and one-half percent in excess of the prime rate; (3) reduces loan limits for certain categories of inventory; and (4) increases the amount of the excess reserve from $1 million to $2.5 million. The reduction in the maximum credit available under the Loan Agreement, together with the other modifications, will further reduce liquidity available to MPC and will increase our cost of borrowing. On August 11, 2006, MPC and its subsidiaries entered into an amendment to the Loan Agreement, which, among other things, (i) waived our failure to achieve our EBITDA covenant for the second quarter of 2006; and (ii) specified that the term of the facility would expire on September 1, 2006. On September 6, 2006, MPC and its subsidiaries entered into Amendment No. 5 to Loan Agreement. Among other things, Amendment No. 5 (i) extends the term of the Loan Agreement through January 17, 2007; (ii) reduces Minimum EBITDA covenants for the remainder of 2006; (iii) limits the incurrence of new indebtedness by us or MPC; (iv) amends certain definitions to reduce inventory loan limits and letter of credit limits; and (v) prohibits the use of cash collateral in the event of a bankruptcy or insolvency proceeding.

The Loan Agreement is secured by all of our assets. We have failed to meet EBITDA covenants in most quarters since the Loan Agreement was put in place. While we have obtained waivers in the past, we cannot assure you that we will be able to do so in the future. Given our liquidity constraints, we are at risk of defaulting on repayment or other terms of the credit facility. In the event we default, all of our assets will be subject to foreclosure. Additionally, Wachovia has several additional remedies for default, including increasing the interest rate, acceleration of MPC’s payment obligations, and termination of Wachovia’s credit commitments. We cannot assure you that Wachovia will grant any waiver for violations of the covenants under the credit facility and no assurance that we will not break additional covenants in the future. We cannot assure you that Wachovia will extend the maturity date beyond January 17, 2007 or that we will be able to secure a new credit facility if Wachovia does not extend the current credit agreement. If Wachovia forecloses under the credit facility, does not extend the maturity date, or if we are unable to secure a replacement credit facility, we may be forced to declare bankruptcy and you will likely lose the entire value of your investment.

We have incurred substantial losses in the past and may incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses as a percentage of revenues or a combination of the foregoing. Any future losses could decrease our ability to effectively operate the business, obtain additional liquidity and cause our stock price to decrease significantly.

In 2004 and 2005, as stand-alone entities, HyperSpace incurred net losses of $3.2 million and $7.5 million respectively,

and MPC incurred net losses of $6.2 million and $21.0 million. MPC’s loss during 2005 was partially the result of an approximately 14% decline in net sales, in part attributable to reduced sales to key federal agencies and lower sales to state, local and education customers, compared to 2004. MPC’s gross margin in 2005 has also declined compared to comparable periods in 2004. Our HyperSpace software product line has declined significantly in sales, and we do not expect material sales of these products in the future. Net sales and gross margin may continue to decline. While we have reduced certain operating expenses the reductions may not be sufficient to reach profitability. We will incur losses in the future if we do not achieve revenue growth, gross margin improvement or a reduction of operating expenses or a combination of the foregoing. Future losses raise doubts about our ability to achieve profitability, which could decrease our ability to effectively operate the business, obtain additional liquidity and result in a significant decrease in the price of our securities.

If net sales continue to decline and we are unable to further reduce expenses, we will not have sufficient cash flow and, under those circumstances, we will need additional capital to continue operations and to execute on our business plan. Such additional capital may not be available and you could lose the entire value of your investment.

Sales declined in 2005 compared to 2004, and have declined thus far in 2006 compared to 2005. If net sales continue to decline and we are unable to make further reductions in expenses, we will not be able to fund our operations from cash generated by our business. We have principally financed our operations through the private placement of shares of common and preferred stock, debt and an initial public offering in October 2004, and MPC has financed its operations through internally-generated cash and a credit facility, which has limited additional borrowing availability. If we fail to generate sufficient net sales and cash flow to fund operations, our ability to increase sales will be severely limited and we will not be able to operate effectively unless we are able to obtain additional capital through equity or debt financings. Such additional capital may not be available and you could lose the entire value of your investment.

We have had limited success in raising capital to address our liquidity needs in the past and may not be able to successfully raise capital in the future. If we are unable to raise additional funding, we will not be able to effectively operate the business, and you could lose the entire value of your investment.

Historically, we have financed our operations through private placements of equity securities, convertible debt, loans from our founder and other Board members, short-term loans, a line of credit and $7.1 million in net proceeds from our IPO. Under its prior ownership before the merger, MPC made several unsuccessful attempts to raise additional capital to address its liquidity needs. Subsequent to the merger, we have made several attempts to raise additional capital. Except for funds raised though the exercise of warrants in late 2005 and early 2006 and the private placement of convertible debentures in September and October 2006, these attempts have also been unsuccessful. We may not be successful in future attempts to raise additional capital. If we are not able to raise additional capital to address our liquidity needs, we will not be able to effectively operate the business and you could lose the entire value of your investment.

Raising additional capital may substantially dilute existing shareholders.

If we are able to raise additional funds through the sale of equity or convertible securities, the financing likely will cause a significant dilution of the ownership percentage of existing shareholders.

We are required to account for certain of our convertible debentures as derivative financial instruments, which could have a negative impact on our future earnings.

We issued convertible debentures during 2006 that require accounting for certain elements of such debentures as derivative financial instruments. Inc accordance with accounting principles generally accepted in the United States, we must re-measure these financial instruments at each reporting period. Changes in the fair market value of these financial instruments are required to be recognized in earnings. The calculation of the fair market value of these financial instruments contains significant management estimates, and as a result the negative impact on our future earnings could be significant.

We face intense competition from the leading PC manufacturing companies in the world as well as from other hardware and information technology service companies. If we are unable to compete effectively, we may not be able to achieve sufficient market penetration to achieve and sustain profitability.

The PC industry is highly competitive and is characterized by aggressive pricing by several large branded and numerous generic competitors, short product life cycles, declining year-on-year average sale prices for personal computers and price sensitivity by customers. Our most significant PC hardware competitors, Dell, Gateway, Hewlett-Packard, and Lenovo, have substantially greater market presence and greater financial, technical, sales and marketing, manufacturing, distribution and other resources, longer operating histories, greater name recognition and a broader offering of products and services. Competitors for server and storage products include Rackable Systems, EMC and NetApp, which have greater market presence, technical resources and a broader offering of servers and storage products than we do. Many of our competitors also have greater resources to acquire and launch new products and technologies. Many of our competitors who are internationally based or manufacture offshore enjoy lower labor costs. Many of our competitors have greater resources to devote to the development, promotion and sale of products than we do and, as a result, are able to offer products and services that provide significant price or other advantages over those offered by us.

We do not attempt to compete on price alone, rather we compete primarily on the basis of:

• customer service, warranty and support;
• features and functionality of our products;
• product customization;
• product performance;
• product quality and reliability; and
• maintaining customer and supplier relationships.

To the extent we are unable to compete successfully in any of the foregoing categories, our revenue and business prospects will be affected adversely. We expect competitive pressures to continue into the foreseeable future, particularly as various competitors have from time to time announced intentions to expand their market share through price reductions. In recent periods, we have lost sales opportunities due to competitors proposing prices at levels that we are unable to match. We expect that average sales prices for PCs will continue to decline. If we continue to reduce PC prices in response to competition, are unable to reduce our overall cost structure at the same rate or greater than our declining average selling prices, or are unable to diversify into higher margin areas such as storage and servers, we will be unable to maintain or improve gross margins which will also affect liquidity and cash flows.

We intend to reduce our historical dependence on desktops and laptops, and shift our efforts to server and storage products, but we have not yet fully implemented this strategy and we may not be successful. We may not reach profitability if we do not meet our sales expectations or if our product mix and service offerings are substantially different than anticipated.

Our realized profit margins vary among our products and services offered and in 2005 and thus far in 2006 our gross margin earned was insufficient to cover all of our operating expenses. We intend to attempt to reduce our historical dependence on desktops and laptops and shift our development and sales efforts toward higher margin server and storage products. We have not yet fully implemented this strategy and we cannot assure you that we will be successful in making the shift or that any such shift will result in higher margins or profitability. If our mix of products and services is substantially different from what we anticipate in any particular period, our earnings could be less than expected. If we are unable to increase sales of higher margin products, including storage and servers, or if margins continue to decline in the current products we offer, our results of operations and financial condition will be adversely affected.

We have several large customers who represent a significant portion of our net sales. If we were to lose or experience a substantial decline in sales to one or more of these customers, our net sales may decline substantially.

Historically, MPC has derived a substantial portion of its net sales from different agencies within the US federal government, including agencies within the Department of Defense and civilian departments, as well as state and local government and educational customers. For the fiscal year ended December 31, 2005, MPC derived 43% of its net sales from agencies of the federal government. We expect to continue to derive a substantial portion of our net sales from these markets for the foreseeable future. Our sales to these customers may not continue in future periods. In 2005, we experienced declines in sales to most agencies within the US Federal Government compared to 2004.

We are currently working to diversify our customer base by marketing our products to other agencies within the federal government and other customers within the state and local government and educational and new mid-market enterprise markets. We may not be able to achieve a sufficient level of customer diversification to mitigate the risks associated with high customer concentration in the federal government market.

A shift in our customer mix and focus will reduce our revenues in the short term and possibly in the long term.

Historically, our sales to federal government customers have constituted a substantial portion of our revenue. Our net sales to federal government customers were $214 million and $159 million in 2004 and 2005, respectively. We expect that federal sales may continue to decline because of a number of factors, including an increasing reliance by the federal government on “bulk buys”, where initial purchase price constitutes a primary factor in the purchase decision. We believe that in the future our sales mix will shift toward an increasing proportion of sales to mid-size enterprise customers, where we have seen growth in recent periods. Historically, we have realized better margins on sales to mid-size enterprise customers than to federal customers. However, it is likely that a decline in federal revenues and a shift of customer mix toward mid-size enterprise customers will have a negative impact on our overall revenues for the foreseeable future.

Our business plans are substantially dependent on our ability to improve gross margin and to successfully shift product and customer focus. There can be no assurance that we will be able to achieve our objectives.

Success in our restructuring plans is substantially dependent on our ability to improve gross margin. We have several initiatives to improve gross margin, but there can be no assurance that these initiatives will be successful. In recent periods, gross margins in our mid-sized business segment have been higher than in the federal and SLE segments. We believe that a shift in mix toward an increased proportion of mid-sized business sales should help to improve our overall margins. However, there is not assurance that gross margins on mid-size enterprise will remain stable or increase, and it is possible that margins in this segment will decline because of competitive pressures. Additionally, our plans are dependant upon our ability to successfully shift our sales focus to mid-size enterprise customers, and to get such customers to purchase higher margin products, such as servers and storage, which historically have constituted a relatively small portion of our business. There is no assurance we will be successful with the initiatives.

If governmental agencies consolidate their purchasing, we may not be able to sell products to our customers at historic levels, which could have an adverse impact on our financial condition.

While federal agencies have tended to purchase on a decentralized basis, recently several government customers such as the Air Force and the IRS have begun to centralize their purchasing power and aggregate agency-wide PC requirements to award to a single vendor. It is not clear whether this trend will expand to other agencies. Because of the highly competitive nature of large order opportunities, we are sometimes unable to successfully compete for these opportunities while maintaining sufficient gross margins. If consolidation of purchasing by our governmental customers at the agency level continues, it will likely result in lost sales or sales that would not meet our margin expectations

Our contracts with governmental agencies make it difficult to accurately predict our future net sales and government customers may elect not to continue or extend contracts with us. Additionally, some of our historic subcontractors could elect to sell their products directly to the government or utilize other partners.

Our contracts with the federal, state and local governments do not guarantee any level of sales. These contracts merely authorize the sale of our products to various agencies within the government and are characterized as indefinite delivery/indefinite quantity contracts. Accordingly, our customers within the public sector may choose not to continue purchasing our products. The uncertainties related to seasonality of government purchases based on budgetary cycles, future contract performance costs, product life cycles, quantities to be shipped and delivery dates, among other factors, make it difficult to predict the future sales and profits, if any, which may result from such contracts. Our government customers may elect not to continue or extend their contracts with us. Our previous contract with our largest customer, the Department of Veterans Affairs, which accounted for approximately 18% of MPC’s net sales in fiscal 2005, terminated and we are now forced to seek sales to the Department of Veterans Affairs under other contracts that are less advantageous. As a result of the termination of this contract, sales to the Department of Veterans Affairs may reduce significantly. Changes in budgetary priorities, modifications, curtailments or terminations, or the failure to renew other government contracts, may have a material adverse effect on our financial condition or results of operations in the future. The seasonality and the unpredictability of our public sector customers make our quarterly and yearly financial results difficult to predict and subjects them to significant fluctuation. Furthermore, because we are a prime contractor with the US Government, certain other suppliers act as subcontractors and partner with us to sell their products to the customers. We have been slow in paying subcontractors in connection with our sales of their products. As a result, these subcontractors could seek to sell directly to such agencies or utilize other partners. Additionally, some agencies are utilizing Dunn & Bradstreet or similar credit reports in evaluating proposals to obtain or renew contracts, and these reports on us are negatively impacted by our liquidity constraints.

Compliance with government contract provisions is subject to periodic audit, and noncompliance with contract terms could result in contract termination, substantial monetary fines and damages, suspension or debarment from doing business with the government and other civil or criminal liability. Additionally, government contracts are terminable at the government’s convenience or upon default.

Compliance with government contract provisions is subject to periodic audit. Noncompliance with such contract provisions and government procurement regulations could result in termination of our government contracts, substantial monetary fines or damages, suspension or debarment from doing business with the government and civil or criminal liability. During the term of any suspension or debarment by any government agency, we could be prohibited from competing for or being awarded any contract or order. In addition, substantially all of our government contracts are terminable at any time at the government’s convenience or upon default. Upon termination of a government contract for default, the government may also seek to recover from the defaulting contractor the increased costs of procuring the specified goods and services from a different contractor.

The estimated cost of providing a product warranty is recorded at the time net sales are recognized, and if actual failure rates exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period that the adjustments are made.

We provide warranties with the sale of most of our products. The estimated cost of providing the product warranty is recorded at the time net sales is recognized based on its historical experience. Estimated warranty costs are affected by ongoing product failure rates, specific product class failures outside of experience and material usage and service delivery costs incurred in correcting a product failure or in providing customer support. If actual product failure rates, material usage or service delivery costs exceed the estimates, revisions to the estimated warranty liability would be required and could negatively affect earnings in the period the adjustments are made. Actual financial claims for defects may be larger than expected and accrued warranty reserves.

You cannot rely on past results and our future operating results will likely fluctuate.

Our past results prior to July 2005, do not include the results of MPC. Our past results should not be relied upon as an indicator of our future performance. MPC’s operating results have varied greatly in the past and likely will vary in the future depending upon a number of factors including the successful execution of our new business strategies. Many of these factors are beyond our control. Our net sales, gross margins and operating results may fluctuate significantly due to, among other things:

• shortages and delays in delivery of critical components, including components from foreign suppliers;
• competition;
• ability to timely pay our suppliers;
• business and economic conditions overall and in our markets;
• seasonality in the timing and amount of orders we receive from our customers that may be tied to budgetary cycles, product plans or equipment rollout schedules;
• cancellations or delays of customer product orders, or the loss of a significant customer;
• an increase in operating expenses;
• new product announcements or introductions;
• our ability to develop, introduce and market new products and product enhancements on a timely basis, if at all;

• the sales volume, the timing of component purchases for product assembly, product configuration and mix of products;
• technological changes in the market for our products; and
• reductions in the average selling prices that we are able to charge to our customers due to competition or other factors.

Due to these and other factors, our net sales may not increase or even remain at their current levels. Because a majority of our operating expenses are fixed in the short-term, a small variation in our net sales can cause significant variations in our earnings from quarter to quarter and our operating results may vary significantly in future periods. Therefore, our historical results may not be a reliable indicator of our future performance.

We attempted to expand our operations by launching our new DCM division in an effort to grow our business, but this initiative has not been successful to date.

We launched a direct contract manufacturing and distribution division referred to as DirectCM, or DCM, where we intended to provide onshore manufacturing and distribution of computer products for OEMs, system integrators and VARs. This initiative entails entering new markets, developing new product and service offerings and pursuing new customers. This initiative has not been successful to date and we cannot assure you that we will be successful with this initiative in the future. This new division has generated virtually no income since we announced its creation in February 2006, and we do not expect that DCM will be a primary focus of the business in the future.

Claims that we are infringing upon intellectual property rights of third parties could subject us to significant litigation and licensing expenses, or prevent us from selling ours products. Because of our liquidity constraints, a significant intellectual property claim or litigation could have a material negative impact our business and ability to continue operations or result in bankruptcy.

From time to time, other companies and individuals assert patent, copyright, trademark or intellectual property rights to technologies or marks that are important to the technology industry in general or to our business in particular. Any litigation or other dispute resolution regarding patents or other intellectual property could be time-consuming and expensive, and divert our management and other key personnel from business operations. In some cases, we may be able to seek indemnification from suppliers of allegedly infringing components, but we cannot assure you that suppliers would agree to provide indemnification or be financially capable of covering potential damages or expenses. The complexity of technology and the uncertainty of intellectual property litigation increase the risks and potential costs associated with intellectual property infringement claims. Additionally, many of our competitors have significantly larger patent portfolios, which may increase the probably that claims will be asserted against us and decrease our ability to defend such claims. Claims of intellectual property infringement might also require us to enter into license agreements with costly royalty obligations, payments for past infringement or other unfavorable terms. If we are unable to obtain royalty or license agreements on terms acceptable to us then we may be subject to significant damages or injunctions against the development and sale of certain products. Because of our liquidity constraints, a significant intellectual property claim or litigation, including a claim or litigation with Intergraph, could have a material impact on our ability to maintain the operations of the business or could result in bankruptcy.

Our business success may be dependent on our ability to obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms.

Our product offerings are dependent upon obtaining patent and other intellectual property rights from third parties. We may not continue to have access to existing or new third party technology for use in our products. It may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods. However, the necessary licenses may not be available on acceptable terms and obtaining licenses could be costly. If we or our suppliers are unable to obtain such licenses, we may be forced to market products without certain desirable technological features. We could also incur substantial costs to redesign our products around other parties’ protected technology. Because of our liquidity constraints, we may not be able to acquire necessary licenses or pay the costs to redesign our products.

We rely primarily on our direct sales force to generate revenues, and may be unable to hire additional qualified sales personnel in a timely manner or retain our existing sales representatives.

To date, we have relied primarily on our direct sales force to sell our products. This sales force has developed close relationships with our customers. We have made certain changes to sales compensation to align it more closely with our financial results, which may result in lower overall sales compensation in certain instances. As a result, we could lose certain sales professionals, and we may lose customer relationships maintained by such professionals. The competition for qualified sales personnel in our industry is very intense. If we are unable to retain our existing sales personnel or replace any professionals who leave, we may not be able to maintain or grow or maintain our current level of revenues.

General economic, business or industry conditions may adversely affect our future operating results and financial condition.

Weak economic conditions in the United States may adversely affect our product sales. If general economic and industry conditions deteriorate, customers or potential customers could reduce their technology investments and demand for our products and services could be adversely affected. For example, reductions in state and local budgets as a result of weak economic conditions have adversely affected MPC’s sales to many of its customers in the public sector.

Our inability to properly anticipate customer demand or effectively manage our supply chain could result in higher inventory levels that could adversely affect our operating results and our balance sheet.

By distributing products directly to our customers and employing “just-in-time” supply chain management techniques, we have historically been able to avoid the need to maintain high levels of finished goods and component inventory as compared to other manufacturers who do not sell directly to end users and employ just-in-time manufacturing techniques. This has minimized costs and allowed us to respond more quickly to changing customer demands, reducing our exposure to the risk of product obsolescence. However, customer concentration, seasonality within our business and changing demands may all result in our inability to properly anticipate customer demand that could result in excess or insufficient inventory of certain products. In addition, we maintain certain component products in inventory. A decrease in market demand or a decision to increase supply, among other factors, could result in higher finished goods and component inventory levels and a decrease in value of this inventory could have a negative effect on our results of operations and our balance sheet. Further, while we have generally been able to effectively manage our supply chain in the past, we may not be able to continue to do so, which could have a similar adverse effect on our results of operations. Our liquidity constraints make it difficult to effectively employ our “just-in-time” supply chain management techniques because delayed payment to suppliers may result in delayed delivery of components.

We rely on third party suppliers to provide critical components of our products, some of which are available from only one source. If our suppliers were unable to meet our demands or fail to deliver supplies because of our inability to meet payment terms, and alternative sources were not available, we could experience manufacturing interruptions, delays or inefficiencies.

We require a high volume of quality products and components for our product offerings, substantially all of which we obtain from outside suppliers. For example, we rely on Intel for its processors and motherboards and Microsoft for our operating systems and other software on our computer systems. We also procure a number of components from international suppliers, particularly from Asia. This carries potential political and foreign currency risk. We maintain several single-source supplier relationships primarily to increase our purchasing power with these suppliers. If shortages or delays arise, the prices of these components may increase or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand, which could adversely affect our business and financial results. We currently do not have long-term supply contracts with any of our suppliers that would require them to supply products to us for any specific period or in any specific quantities, which could result in shortages or delays.

Additionally, there are significant risks associated with our reliance on these third party suppliers, including:

• potential price increases, in particular, those that we may not be able to pass on to our customers;
• inability to achieve price decreases in our component costs;

• inability of suppliers to increase production and achieve acceptable product yields on a timely basis;
• delays caused by work stoppages or other disruptions related to the transport of components;
• reduced control over delivery schedules, including unexpected delays and disruptions;
• reduced control over product quality; and
• changes in credit terms provided to us.

Any of these factors could curtail, delay or impede our ability to deliver our products and meet customer demand.

Due to our limited liquidity, we have extended payment to many of our suppliers beyond normal payment terms. We work diligently with suppliers to address concerns regarding late payments, and generally work to maintain good working relationships with key suppliers. In some instances, suppliers have placed us on credit hold, which has delayed delivery of components to our manufacturing facility while the issues are resolved. We have received notices of default from suppliers including Microsoft, but to date we have cured the defaults within applicable cure periods or otherwise attempted to manage the supplier relationship. We may not be able to continue to do so. If we cannot obtain additional sources of liquidity, late payments to suppliers will recur, jeopardizing relationships and causing suppliers to stop working with us or to sell their products to our customers by other channels. In recent months, delays in delivery of components have generally increased. Further, recurring late payments will result in additional credit holds, refusal to deliver components or termination of supply arrangements, any of which will have a material adverse effect on our financial condition or results of operations.

We are substantially dependent on the willingness of our suppliers to continue to provide credit terms. A decision by suppliers to reduce or terminate credit lines would have a material negative impact on our business.

Because of our liquidity constraints, we have been late in paying many of our suppliers. We endeavor to maintain strong relationships with the suppliers, but some suppliers have elected to reduce or eliminate credit terms. If suppliers continue to reduce or eliminate credit terms, we may be unable to continue to obtain necessary components and services in a timely fashion, or at all, which would have a material adverse affect on our business and our ability to continue operations, and could result in our bankruptcy

Our liquidity constraints have resulted in a delay in delivery of components to our factory and delivery products to our customers. Delayed orders could negatively impact our relations with our customers and could result in cancellation of orders.

Because of our liquidity constraints, some of our suppliers have delayed delivery of components to our facility pending resolution of payment issues. As a result, some of our deliveries to customers have been delayed. Continued delay in delivery of products could negatively impact our customer relationships and result in decreased sales. Additionally, customers may elect to cancel late orders.

Failure of any portion of our infrastructure at our sole manufacturing facility could have a material adverse effect on our business.

We are highly dependent on our manufacturing infrastructure to achieve our business objectives. If we experience a problem that impairs our manufacturing infrastructure, such as a computer virus, intentional disruption of IT systems by a third party, a work stoppage, or manufacturing failure, including the occurrence of a natural disaster which affects our sole manufacturing facility in Nampa, Idaho, the resulting disruptions could impede our ability to book or process orders, manufacture and ship in a timely manner or otherwise carry on our business in the ordinary course. Any such events could cause us to lose significant customers or net sales and could require us to incur significant expense to eliminate these problems and address related security concerns. Further, because of the seasonality of our business, the potential adverse effect resulting from any such events or any other disruption to our business could be accentuated if it occurs during a disproportionately heavy demand or shipping cycle during any fiscal year period.

Our failure to effectively manage product migration and increasingly short product life cycles may directly affect the demand for our products and our profitability.

Our business model depends on being able to anticipate changing customer demands and effectively manage the migration from one product to another. Our industry is characterized by rapid changes in technology and customer preferences, which result in the frequent introduction of new products, short product life cycles and continual improvement in product price for performance characteristics. Product migrations present some of the greatest challenges and risks for any technology company. We work closely with customers, product and component suppliers and other technology developers to evaluate the latest developments in products. The success of our product introductions depends on many factors including the availability of new products, access to and rights to use proprietary technology, successful quality control and training of sales and support personnel. Furthermore, it is difficult to accurately forecast customer preferences, demands or market trends or transitions. Even if we are successful in developing or transitioning to new or enhanced products or techniques, they may not be accepted by customers or we may not be able to produce them on a timely basis, or at all. Accordingly, if we are unable to effectively manage a product migration, our business and results of operations could be negatively affected.

If defects are discovered in our products after shipment, we could incur additional costs.

Our products may contain undetected defects. Discovery of the defects may occur after shipment, resulting in a loss of or delay in market acceptance, which could reduce our product sales and net sales. In addition, these defects could result in claims by customers for damages against us. Any damage claim could distract management’s attention from operating our business and, if successful, result in significant losses that might not be covered by our insurance. Even if such a claim were to prove unsuccessful, it could cause harm to our reputation and goodwill and could damage our relationship with actual and potential customers.

If we lose the services of one or more members of our executive management team or other key employees, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. The loss of services of any one or more members of our executive management team or other key employees could seriously harm our business. In recent months we have experienced greater turnover in personnel than we have historically experienced and several of our and MPC’s executive officers have terminated their employment with us or resigned. The inability to quickly replace necessary personnel with qualified employees could harm our business. It is possible that our liquidity constraints, or continued declines in sales, may cause our management and employees to pursue other opportunities and we may not be able to replace them with qualified employees.

If we are unable to attract and retain qualified personnel, our ability to develop and successfully market our products could be harmed and our growth could be limited.

We believe that our success depends largely on the talents and efforts of highly skilled individuals. As a result, our future success is dependent on our ability to identify, attract, retain and motivate highly skilled research and development, sales and marketing, finance and customer service and support personnel. Any of our current employees may terminate their employment at any time. The loss of any of our key employees or our inability to attract or retain qualified personnel could delay the development and introduction of, and harm our ability to sell, our products. Competition for hiring individuals with the skills applicable to our business is intense. We may not be able to hire or retain the personnel necessary to execute our business plan.

Our recent restructuring actions will place additional workload and responsibility on continuing employees and it is possible that some employees will pursue other opportunities.

On July 5, 2006, we announced a restructuring program that included reduction in employee headcount. The reduction in employees will place additional workload and responsibility on continuing employees, and it is possible that some employees will elect to pursue other employment opportunities. The loss of key employees could have a material negative impact on our business. The reductions included some sales management and personnel, and it is possible that such reductions could negatively impact our sales.

Reductions in our product development budget could impact our ability to produce competitive products.

As part of our restructuring effort, we significantly reduced our research and development budget. Our intent is to outsource a substantial portion of our research and development for commodity desktop and notebook products, and to focus our internal research and development resources on server and storage products and other specialized solutions. While we believe that we will be able to continue to provide a competitive product line, the reduction in our product development budget could impact our ability to produce competitive products.

We have entered into a co-existence agreement with a third party that is using the HyperSpace mark. Confusion about our names could occur which could tarnish our reputation.

We have entered into a co-existence agreement with a third party that is using the HyperSpace mark. However, confusion about our names could occur which could tarnish our reputation and negatively affect our business.

Any acquisitions we make could result in dilution to our existing shareholders and could be difficult to integrate, which could cause difficulties in managing our business, resulting in a decrease the value of your investment.

Evaluating acquisition targets is difficult and acquiring other businesses involves risk. Our completion of the acquisition of other businesses would subject us to a number of risks, including the following:

• difficulty in integrating the acquired operations and retaining acquired personnel;
• limitations on our ability to retain acquired sales and distribution channels and customers;
• diversion of management’s attention and disruption of our ongoing business; and
• limitations on our ability to incorporate acquired technology and rights into our product and service offerings and maintain uniform standards, controls, procedures and policies.

Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities would be dilutive to our then existing shareholders.

Risks Relating To Our Securities

An active trading market for our securities has not developed and the prices of our securities may be volatile.

An active sustained trading market for our securities has not yet developed. We do not have any analyst coverage of our securities or any commitments to provide research coverage. Our stock price has been volatile since our initial public offering and we have recently completed a substantial acquisition of a company that was privately held. The price at which our securities trade is likely to be highly volatile and may fluctuate substantially due to a number of factors including, but not limited to, those discussed in the other risk factors described above and the following:

• the market perception and reaction to our merger with MPC;
• volatility in stock market prices and volumes, which is particularly common among smaller capitalized companies;
• lack of research coverage for companies with small public floats;
• failure to achieve sustainable financial performance;
• actual or anticipated fluctuations in our operating results;
• announcements of technological innovations by us or others;
• entry of new or more powerful competitors into our markets or consolidation of existing competitors to create larger, more formidable competitors;
• terrorist attacks either in the US or abroad;
• general stock market conditions; and
• the general state of the US and world economies.

Any future sales of our common stock may depress the prices of our securities and negatively affect the value of your investment.

Sales of a substantial number of shares of our common stock into the public market, or the perception that these sales could occur, could adversely affect the prices of our securities or could impair our ability to obtain capital through an offering of equity securities.

If any of the holders of our common stock opt to sell large blocks of our common stock into the public market, it could depress the price of our securities and make it difficult for us to raise capital through an offering of equity securities. In addition, if a significant number of the holders of our public warrants exercise their warrants and re-sell the underlying shares of our common stock in a relatively short period of time, the sale of those shares could depress the market price for our common stock.

We do not intend to pay dividends and you may not experience a return on investment without selling your securities.

We have never declared or paid, nor do we intend in the foreseeable future to declare or pay, any cash dividends on our common stock. Since we intend to retain all future earnings to finance the operation and growth of our business, you will likely need to sell your securities in order to realize a return of or on your investment, if any.

Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our shareholders.

Our amended and restated articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even one beneficial to our shareholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Among other things, these provisions:

• authorize the issuance of preferred stock that can be created and issued by the board of directors without prior shareholder approval and deter or prevent a takeover attempt;
• prohibit shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;
• prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;
• provide that our board of directors is divided into three classes, each serving three-year terms; and
• establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

USE OF PROCEEDS

It is unlikely that any outstanding warrants will be exercised for cash because they contain net exercise provisions that allow the holder to forgo some of the shares that would otherwise be received in order to pay the exercise price. However, if all of the outstanding warrants were exercised for cash, the gross proceeds to us would be $16.6 million (exclusive of related expenses). The actual exercise of any of these securities however is beyond our control and depends on a number of factors, including the market price of our common stock. The net proceeds, if any, from the exercise of these securities will be used for general corporate purposes. The selling shareholders will receive all of the proceeds from the sale of shares sold by them. We will not receive any proceeds from sales of the shares offered by this prospectus.

SELLING SHAREHOLDERS

The following table sets forth (1) the name of each selling shareholder, (2) the number of shares of common stock beneficially owned by such selling shareholders that may be offered for the account of such selling shareholders under this prospectus, and (3) the number of shares of common stock beneficially owned by such selling shareholders upon completion of this offering. Such information was obtained from the selling shareholders and has not been independently verified by us. The term “selling shareholders” includes each person or entity listed below and his, her or its respective transferees, pledgees, donees, or other successors. Any material relationship the selling shareholders have had with us during the past three years is described in the footnotes to the table. To our knowledge, there currently are no agreements, arrangements, or understandings with respect to the sale of any shares of our common stock.

	Shares Beneficially Owned Prior to Offering (1)				Shares Beneficially Owned After Offering (1) (2)
Name of Beneficial Owner	Number		Percent	Shares Being Registered for Resale (2)	Number	Percent
Curtis M. Akey	105,013	(3)	*	105,013	0	0
Vicki D. E. Barone	44,798	(4)	*	44,798	0	0
Barretto Pacific Corporation	25,000		*	25,000	0	0
Donald M. Bates	11,948	(5)	*	11,948	0	0
Steven M. Bathgate	44,798	(4)	*	44,798	0	0
Andrea Joy Bauer	2,431	(6)	*	2,431	0	0
Bradley Tyler Berk	25,000		*	25,000	0	0
David Berlin	100,000		*	100,000	0	0
Andrew Blanchard, Blanchard Family Trust	36,154	(7)	*	36,154	0	0
Pete Bloomquist	1,000	(8)	*	1,000	0	0
Bourne Capital, LLC	222,879	(9)	1.83%	100,000	122,879
Bristol Investment Fund, Ltd.	953,333	(10)	7.27%	953,333	0	0
Michael C. Brown Trust, dated June 30, 2000	88,100	(11)	*	50,000	38,100	*
Yaudoon Chiang a/k/a David Chiang	50,000		*	50,000	0	0
The Clare Trust	279,619	(12)	2.28%	1,000	278,619	2.28%
Cranshire Capital, L.P.	715,000	(13)(60)	5.55%	715,000	0	0
Crestview Capital Master, LLC	10,787,050	(14)	49.86%	10,787,050	0	0
Dalewood Associates LP	80,000		*	80,000	0	0
Kevin Patrick Daly	10,642	(15)	*	10,000	642	*
The Daniel Trust	279,619	(16)	2.28%	2,000	277,619	2.27%
Dabarbet LLC	7,948	(5)	*	7,948	0	0
Delaware Charter c/FBO Ken Elliott SEP IRA	8,727	(17)	*	8,727	0	0
Delaware Charter c/FBO Greg Fulton IRA	11,948	(18)	*	11,948	0	0
Delaware Charter c/FBO Nelse Hendricks IRA Rollover	6,234	(5)	*	6,234	0	0
Diamond Opportunity Fund, LLC	595,833	(19)(58)	4.67%	595,833	0	0
Michael Donnelly	2,000	(6)	*	2,000	0	0
David H. Drennen	4,000	(20)	*	4,000	0	0
Duncan-Fredericks Family Foundation	6,234	(21)	*	6,234	0	0
James E. Duncan	23,896	(22)	*	23,896	0	0
Susan M. Duncan	11,948	(23)	*	11,948	0	0
Susan M. Duncan Irrevocable Gift Trust	11,948	(24)	*	11,948	0	0
Eagle Rock Institutional Partners, LP	1,787,500	(25)	12.82%	1,787,500	0	0
Eagle Rock Master Fund, LP	595,833	(19)	4.67%	595,833	0	0
Enable Growth Partners LP	2,533,483	(26)	17.25%	2,533,483	0	0
Enable Opportunity Partners LP	297,916	(27)	2.37%	297,916	0	0
Epsilon Management Ltd.	70,000		*	70,000	0	0
F.C.C. Ltd.	134,063	(28)	1.09%	134,063	0	0
Greg and Ann Fulton	3,754	(29)	*	3,754	0	0
Sandra L. Garnett	11,948	(5)	*	11,948	0	0
The Graham Trust	279,619	(30)	2.28%	4,000	275,619	2.25%
Jeffrey A. Grossman	24,267		*	24,267	0	0
J. Charles Hakala	1,339,666	(31)	10.04%	1,191,666	148,000	1.10%
Scott M. and Cheryl L. Hergott Living Trust, 2003	17,000		*	17,000	0	0
Richard T. Huebner	20,965	(32)	*	20,965	0	0
Iroquois Master Fund Ltd.	238,333	(33)	1.92%	238,333	0	0
Reinhold Keller	10,000		*	10,000	0	0
Kingdom Enlightenment Scholarship Foundation	8,727	(17)	*	8,727	0	0
Jeffrey Kohler	90,910	(34)	*	90,910	0	0
Laddcap Value Partners, LP	100,000		*	100,000	0	0
Lewis Opportunity Fund LP	50,000		*	50,000	0	0
David J. Lies	1,529,032	(35)	11.64%	1,453,332	75,700	*
J. Scott Liolios	1,000	(8)	*	1,000	0	0
Longview Fund, LP	2,740,833	(36)	18.40%	2,740,833	0	0
Jeffrey Ma	50,000		*	50,000	0	0
David W. McComb	26,400	(37)		15,000	11,400	*
Mark Alan McDowell	55,325	(38)	*	43,205	12,120	*
David F. McGuire	32,000	(39)	*	8,000	24,000	*
Blair C. McLaughlin	50,000		*	50,000	0	0
Brooke T. McLaughlin	50,000		*	50,000	0	0
Timothy McLaughlin	238,333	(33)	1.92%	238,333	0	0
Nite Capital LP	67,000		*	67,000	0	0
Paragon Capital LP	715,000	(13)	5.55%	715,000	0	0
Pierce Diversified Strategy Master Fund, LLC, Ena	147,766	(40)	1.20%	147,766	0	0
Prathit Holding S.A.	50,000		*	50,000	0	0
Peter S. Rawlings	30,000		*	30,000	0	0
Cal and Amanda Mae Rickel	11,948	(5)	*	11,948	0	0
Rockmore Investment Master Fund Ltd	595,833	(19)(59)	4.67%	595,833	0	0
Susan Ross a/k/a Susan M. Ross	1,500	(41)	*	1,500	0	0
Michael H. Scanlon	340,000	(42)	2.78%	155,000	185,000	1.51%
Hans Schopper	30,000		*	30,000	0	0
Seloz Gestion & Finance S.A.	5,000		*	5,000	0	0
Schlessman Family Foundation	49,871	(43)	*	49,871	0	0
Lee E. Schlessman	38,904	(44)	*	38,904	0	0
David H. Schwartz	87,000	(45)	*	50,000	37,000	*
Patricia R. Schwartz	52,500	(46)	*	50,000	2,500	*
David and Patricia Schwartz JTWROS	595,833	(47)	4.67%	595,833	0	0
Herbert R. Soroca IRA #2	23,000	(48)	*	8,000	15,000	*
David Spitz	90,910	(49)	*	90,910	0	0
Laurence W. Spungen	795,833	(19)	6.24%	795,833	0	0
Lauren and Michael Stango	35,000	(50)	*	35,000	0	0
Janet Catherine Steele and Harry Raymond Steele	35,000		*	35,000	0	0
James Stevens	402,145	(51)	3.21%	357,500	44,645	*
Nancy Louise Stratton	505	(52)	*	505	0	0
Swanson Family Limited Partnership	279,619	(53)	2.28%	128,205	151,414	1.23%
Philip J. Tamminga	31,154		*	31,154	0	0
Orrie Lee Tawes	30,000		*	30,000	0	0
The Timothy Trust	279,619	(54)	2.28%	3,000	276,619	2.26%
Glen Tobias	71,500	(55)	*	71,500	0	0
Toibb Investment LLC	1,217,854	(56)	9.99%	620,283	597,571	9.99%
Michael Toibb	34,000		*	34,000	0	0
Daniel John Weir	10,000		*	10,000	0	0
Whalehaven Capital Fund Limited	1,072,500	(57)	8.11%	1,072,500	0	0
GTG PC Investements, LLC	3,137,235	(61)	23.27%	3,137,235	0	0

* Less than 1%

(1)  Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. The numbers and percentages shown include (a) the shares of common stock actually owned as of September 30, 2006, and (b) the shares of common stock which the person or group had the right to acquire within 60 days upon the exercise of warrants, the conversion of debentures and the conversion of promissory notes held by such selling shareholder on September 30, 2006. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days upon the exercise of warrants, the conversion of the debentures and the conversion of the notes held by such selling shareholder are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(2) We do not know the extent to which the selling shareholders will sell any of the securities being registered hereby.

(3)  Includes (i) 61,013 shares of common stock issuable upon the exercise of a convertible promissory note and (ii) 44,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(4)  Includes (i) 23,833 shares of common stock issuable upon the exercise of a convertible promissory note and (ii) 20,965 shares of common stock issuable upon the exercise of currently exercisable warrants

(5) Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants
(6) Includes 2,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(7) Includes 15,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(8) Includes 1,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(9)  Does not include 10,000 shares of common stock registered in the name of Kevin Daly who is the managing member of Bourne Capital LLC and also a selling shareholder in this offering. Does include 642 shares of common stock issuable upon the exercise of currently exercisable warrants.

(10)Includes (i) 260,000 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 693,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(11)Includes 50,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(12)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Clare Trust.

(13)Includes (i) 195,000 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 520,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(14)Includes (i) 2,835,900 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 6,649,066 shares of common stock issuable upon the conversion of currently convertible debentures.

(15)Does not include 249,537 share of common stock registered in the name of Bourne Capital LLC, an entity managed by Kevin Daly that is also a selling shareholder in this offering. Includes 642 shares of common stock issuable upon the exercise of currently exercisable warrants.

(16)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Daniel Trust.

(17)Includes 8,325 shares of common stock issuable upon the exercise of currently exercisable warrants.

(18)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include 3,754 shares of common stock issuable upon the exercise of currently exercisable warrants registered in the name of Greg and Ann Fulton who are also selling shareholders in this offering.

(19)Includes (i) 162,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 433,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(20)Includes 4,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(21)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of Susan M. Duncan, James E. Duncan and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(22)Includes 11,893 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of Susan M. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(23)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of James E. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan Irrevocable Gift Trust, each of whom are also selling shareholders in this offering.

(24)Includes 5,946 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the names of James E. Duncan, Duncan-Fredericks Family Foundation and Susan M. Duncan, each of whom are also selling shareholders in this offering.

(25)Includes (i) 487,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 1,300,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(26)Includes (i) 690,950 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 1,842,533 shares of common stock issuable upon the conversion of currently convertible debentures.

(27)Includes (i) 81,250 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 216,666 shares of common stock issuable upon the conversion of currently convertible debentures.

(28)Includes (i) 36,563 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 97,500 shares of common stock issuable upon the conversion of currently convertible debentures.

(29)Includes 3,754 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include securities currently registered in the name of Delaware Charter c/FBO Greg Fulton IRA who is also a selling shareholder in this offering.

(30)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Graham Trust.

(31)Includes (i) 325,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 866,666 shares of common stock issuable upon the conversion of currently convertible debentures.

(32)Includes 20,965 shares of common stock issuable upon the exercise of currently exercisable warrants.

(33)Includes (i) 65,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 173,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(34)Includes (i) 38,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,910 shares of common stock issuable upon the conversion of a convertible promissory note.

(35)Includes (i) 295,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 693,332 shares of common stock issuable upon the conversion of currently convertible debentures.

(36)Includes (i) 747,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 1,993,333 shares of common stock issuable upon the conversion of currently convertible debentures.

(37)Includes 22,600 shares of common stock issuable upon the exercise of currently exercisable warrants.
(38)Includes 15,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(39)Includes 16,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(40)Includes (i) 40,300 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 107,466 shares of common stock issuable upon the conversion of currently convertible debentures.

(41)Includes 1,500 shares of common stock issuable upon the exercise of currently exercisable warrants.
(42)Includes 80,000 shares of common stock issuable upon the exercise of currently exercisable warrants.
(43)Includes 47,571 shares of common stock issuable upon the exercise of currently exercisable warrants.
(44)Includes 20,899 shares of common stock issuable upon the exercise of currently exercisable warrants.
(45)Does not include securities currently registered in the name of Patricia Schwartz and David and Patricia Schwartz, JTWROS who are each selling shareholders in this offering.
(46)Does not include securities currently registered in the name of David Schwartz and David and Patricia Schwartz, JTWROS who are each selling shareholders in this offering.

(47)Includes (i) 162,500 shares of common stock issuable upon the exercise of currently exercisable warrants, and (ii) 433,333 shares of common stock issuable upon the conversion of currently convertible debentures. Does not include securities currently registered in the name of Patricia Schwartz and David Schwartz who are each selling shareholders in this offering.

(48)Includes 10,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(49)Includes (i) 38,000 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,910 shares of common stock issuable upon the conversion of a convertible promissory note.

(50)Includes 35,000 shares of common stock issuable upon the exercise of currently exercisable warrants.

(51)Includes (i) 107,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 260,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(52)Includes 505 shares of common stock issuable upon the exercise of currently exercisable warrants.

(53)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is the general partner of the Swanson Family Limited Partnership

(54)Includes 16,072 shares of common stock issuable upon the exercise of currently exercisable options and 52,357 shares of common stock issuable upon the exercise of currently exercisable warrants. Kent Swanson, one of our directors, is trustee of The Timothy Trust.

(55)Includes (i) 19,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 52,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(56)Includes 43,200 shares of common stock issuable upon the exercise of currently exercisable warrants. Does not include 7,926,333 shares of common stock issuable upon conversion of convertible debentures or exercise of warrants because such securities are not convertible or exercisable, as the case may be, to the extent such conversion or exercise would result in the holder having beneficial ownership in excess of 9.99% of our outstanding common stock.

(57)Includes (i) 292,500 shares of common stock issuable upon the exercise of currently exercisable warrants and (ii) 780,000 shares of common stock issuable upon the conversion of currently convertible debentures.

(58)David Hokin, Rob Rubin and Richard Marks in their capacities as Manager and Managing Directors, respectively, of Diamond Opportunity Fund, share the power to vote and dispose of the shares. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of such shares

(59)Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of November 8, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(60)Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, LP, has sole voting control and dispositive powers of the securities. Mr. Kopin and Downsview Capital, Inc. both disclaim all beneficial ownership of the securities

(61)Includes 1,330,524 shares of common stock issuable upon the exercise of currently exercisable warrants.

PLAN OF DISTRIBUTION

We are offering shares of our common stock issuable upon exercise of warrants or conversion of convertible debenture and convertible notes. The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. We cannot guarantee that the selling shareholders will sell any or all of these shares. The selling shareholders may use any one or more of the following methods when selling shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• short sales entered into after the effective date of the registration statement of which this prospectus is a part;
• broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
• a combination of any such methods of sale; and
• any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. We also will file a post-effective amendment if an underwriter is used in the sale of the shares, which discloses the name of the underwriter and discusses the material terms of any agreement with the underwriter.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any selling shareholders that are broker-dealers or affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales of the shares by them. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholders. Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for a period of up to five business days before the distribution.

LEGAL MATTERS

The validity of the issuance of common stock will be passed upon for us by Perkins Coie LLP, Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2005 and December 31, 2004, incorporated by reference into this prospectus have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the securities covered by this prospectus:

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

Amendment No. 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006.

Current Reports on Form 8-K filed with the SEC on April 14, 2006, April 20, 2006, April 28, 2006, June 15, 2006, June 22, 2006, July 10, 2006, July 25, 2006, August 23, 2006, September 5, 2006, September 11, 2006, October 5, 2006 and October 12, 2006.

The description of our common stock contained in our registration statement on Form 8-A12B filed with the SEC on September 24, 2004, including any amendments or reports filed for the purpose of updating such description.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about HyperSpace and our common stock. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated herein by reference but are not delivered with this prospectus. Requests for such copies should be directed to:

HyperSpace Communications, Inc.

906 E. Karcher Road

Nampa, ID 83687

Attn: Investor Relations

(208) 893-4398

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our amended and restated articles of incorporation require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

HYPERSPACE COMMUNICATIONS, INC.

34,729,590 Shares Common Stock

PROSPECTUS

November 8, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The Registrant will pay all reasonable expenses incident to the registration of the securities. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to
be paid
SEC registration fee	$4,262.00
Legal fees and expenses	50,000.00
Accounting fees and expenses	6,000.00
Printing expenses	5,000.00
Miscellaneous expenses	5,000.00
Total	$70,262.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Director Liability

Our amended and restated articles of incorporation limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Colorado Business Corporation Act. This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Indemnification

Our amended and restated articles of incorporation require that we defend and indemnify our officers and directors to the full extent permitted by Colorado law.

Under Colorado law, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding.

Under Colorado law, a corporation may indemnify an individual who is a party to a proceeding because he or she is or was an officer or director against liability incurred in the proceeding if the officer or director:

• acted in good faith;
• if acting in an official capacity, reasonably believed that his or her conduct was in the best interests of the corporation; and
• in all other cases, reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation.

Under Colorado law, a corporation may not indemnify an officer or director if:

• in connection with a proceeding by or in the right of the corporation (i.e., a derivative action) in which the director or officer is adjudged liable to the corporation; or

•     in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in a official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

We have purchased an insurance policy covering our officers and directors, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings and certain liabilities which might be imposed as a result of such actions, suits, or proceedings, to which they are parties by reason of being or having been our directors or officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We have entered into indemnification agreements with members of our board and certain officers that provide that we will indemnify each member to the fullest extent permitted by law.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

Exhibit
Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)

4.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)

4.2	Bylaws of the Registrant (3)

4.3	Specimen common stock certificate (4)

5.1	Form of legal opinion of Perkins Coie LLP (to be filed by amendment)

23.1	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2*	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1	Power of Attorney (see Signature Page)

* Filed herewith.

(1)   Incorporated by reference to Exhibit No. 2.1 to the Registrant’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2)  Incorporated by reference to Exhibit No. 4.1 to the Registrant’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4)  Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 23, 2004.

ITEM 17. UNDERTAKINGS.

Registrant hereby undertakes:

1.

To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(a)          Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)         Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)          Include any additional or changed material information on the plan of distribution;
provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the Registrant under the Exchange Act.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, State of Colorado, on November 6, 2006.

HyperSpace Communications, Inc.

By:	/s/ John P. Yeros
John P. Yeros Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of HyperSpace Communications, Inc. hereby constitute and appoint John P. Yeros, our true and lawful attorney-in-fact, with full power of substitution, to sign for us and in our names in the capacities indicated below the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable HyperSpace Communications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ John P. Yeros		November 6, 2006
John P. Yeros

Chief Financial Officer (Principal Financial Officer and Accounting Officer)
/s/ Michael R. Whyte		November 6, 2006
Michael R. Whyte

/s/ David A. Young	Director	November 6, 2006
David A. Young

/s/ Eric D. Murphy	Director	November 6, 2006
Eric D. Murphy

/s/ Kent Swanson	Director	November 6, 2006
Kent Swanson

EXHIBIT INDEX

Exhibit
Number	Description of Document
2.1	Agreement and Plan of Merger, dated as of March 20, 2005 by and among the Registrant, Spud Acquisition Corp., GTG PC Holdings, LLC and GTG-Micron Holding Company, LLC, as amended (1)

4.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (2)

4.2	Bylaws of the Registrant (3)

4.3	Specimen common stock certificate (4)

5.1	Form of legal opinion of Perkins Coie LLP (to be filed by amendment)

23.1	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.2*	Consent of Ehrhardt Keefe Steiner & Hottman PC

24.1	Power of Attorney (see Signature Page)

* Filed herewith.

(1)   Incorporated by reference to Exhibit No. 2.1 to the Registrant’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on March 25, 2005 and on Form 8-K, filed on May 16, 2005 and July 12, 2005.

(2)  Incorporated by reference to Exhibit No. 4.1 to the Registrant’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on October 6, 2005.

(3) Incorporated by reference to Exhibit No. 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 2, 2004.

(4)  Incorporated by reference to Exhibit No. 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on July 23, 2004.